Exhibit 99.1

E-mail from James Park

Reminder - Option Exchange Closes Soon

Hi Everyone,

This is a reminder that if you’re planning on participating in our option exchange program, you need to do so soon.  While many of you have already made elections, a number of eligible employees have not yet logged into the option exchange website.

If you wish to participate, you must make an election before 9:00 pm Pacific on Wednesday July 19th.  The exchange is a one-time opportunity. Once the exchange closes, we will not be able to accept any late exchange elections, and there will be no exceptions.

Your login credentials are included in the original email sent to you by Stock & Option Solutions on the morning of June 21st.  The website can be accessed here: https://fitbit.equitybenefits.com.  The materials provided on the website have been filed with the Securities and Exchange Commission and are also available on the SEC’s website at www.sec.gov or Fitbit’s IR website at https://investor.fitbit.com/financials/sec-filings/.

If you have any questions, please reach out to optionexchange@fitbit.com.  Thank you all for your continued hard work and effort.

jp

This notice does not constitute the offer. The full terms of the offer are described in (1) the Offer to Exchange Certain Outstanding Options for Restricted Stock Units; (2) the launch email, dated June 21, 2017, announcing the offer; and (3) the election form attached to the launch email, together with its associated instructions. You may access these documents through Fitbit's EDGAR filing on the U.S. Securities and Exchange Commission’s website at www.sec.gov, on Fitbit’s offer website at https://fitbit.equitybenefits.com, or by contacting Fitbit’s Corporate Legal team by email at optionexchange@fitbit.com or phone (415) 513-1000 x300.